Exhibit 99.1

HEPSIBURADA ANNOUNCES APPOINTMENT OF CHIEF MARKETING OFFICER

NEW YORK, July 7, 2021 – D-MARKET Electronic Services & Trading ("Hepsiburada"), a leading Turkish e-commerce platform, today announces the appointment with immediate effect of Ender Özgün as Chief Marketing Officer.

Mr. Özgün will support Hepsiburada’s vision to lead the digitalization of commerce and his responsibilities will cover marketing strategy, brand communications, and bringing new initiatives to life.

Prior to Hepsiburada, Mr. Özgün worked in various positions at Vodafone Turkey, most recently as Corporate Sales Director, where his work focused on digital transformation, growth and value management, and segment strategies. He began his business career in 2005 at Procter & Gamble, where he held various managerial roles in the marketing department and focused on brand management, customer understanding, and communications strategy and execution.

He holds an MBA in Brand Management and Marketing Strategies from Bahçeşehir University in Istanbul and degrees in Industrial Engineering and Civil Engineering from Bosphorus University in Istanbul.

Contacts

Investors:

Helin Celikbilek, Investor Relations Director

helin.celikbilek@hepsiburada.com

Media:

Harika Eldoğan, Head of Public Relations

harika.eldogan@hepsiburada.com

Brunswick Group

hepsiburada@brunswickgroup.com

Azadeh Varzi

Caroline Daniel

Nick Beswick

SOURCE: Hepsiburada

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